April 30, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Assistant Director Office 10

Re:	Hanwha Q CELLS Co., Ltd.

Registration Statement on Form F-3 (File No. 333-203726)

Ladies and Gentlemen:

On behalf of our client, Hanwha Q CELLS Co., Ltd., a company incorporated in Cayman Islands (the “Registrant”), we submitted for filing the Registrant’s registration statement on Form F-3, including the exhibits thereto (the “Registration Statement”), via EDGAR on April 29, 2015.

Please be advised that the Registrant has included the audited financial statements of Hanwha Q CELLS Investment Co., Ltd. for the period between September 12, 2012 and December 31, 2012 and as of and for the year ended December 31, 2013 and 2014 in accordance with a waiver letter, dated April 1, 2015, received from the Division of Corporation Finance (attention: Ms. Jill Davis, Associate Chief Accountant).

Please direct any questions concerning the Registration Statement to the undersigned , telephone number +82-2-6321-3803, fax number +82-2-6321-3903, e-mail dongchulkim@paulhastings.com.

Very truly yours,

/s/ Dong Chul Kim

Dong Chul Kim
Paul Hastings LLP